SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ______________________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                          For the month of: April 2006



                               Given Imaging Ltd.
               (Exact name of registrant as specified in charter)



           Hermon Building, New Industrial Park, Yoqneam 20692, Israel
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X         Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes __              No X

                                EXPLANATORY NOTE


     On April 4, 2006, Given Imaging Ltd. issued a press release entitled "Given Imaging Ltd Appoints Nachum Shamir as President and CEO, and Gavriel Meron as Executive Vice Chairman." A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                        GIVEN IMAGING LTD.


Date:    April 6, 2006                     By: /s/ Ido Warshavski
                                              ----------------------------------
                                           Name:   Ido Warshavski
                                           Title:  General Counsel & Corporate
                                                   Secretary

                                  EXHIBIT INDEX


The following exhibit is filed as part of this Form 6-K:


Exhibit   Description
-------   -----------

99.1 Press release issued on April 4, 2006, entitled "Given Imaging Ltd Appoints Nachum Shamir as President and CEO, and Gavriel Meron as Executive Vice Chairman."

       Given Imaging Ltd Appoints Nachum Shamir as President and CEO, and
                    Gavriel Meron as Executive Vice Chairman

YOQNEAM, ISRAEL - April 4, 2006 - Given Imaging, Ltd. (Nasdaq: GIVN) today announced the appointment of Nachum (Homi) Shamir as President and CEO, and a member of the Board. Mr. Shamir joins Given Imaging Ltd. from the Eastman Kodak Company where he served as Corporate Vice President and President of Transaction and Industrial Solutions Group. Gavriel Meron, Given Imaging's founder and current President and CEO, will become Executive Vice Chairman of the Board of Directors of Given Imaging Ltd. and Chairman of the Board's Executive Committee.

"Over the past year, we have transformed the senior management team by bringing to Given highly experienced operational, sales, financial and human resource executives from much larger global companies. With Gabi's new role as Executive Vice Chairman, together with Homi as president and CEO, the senior management team is now well-positioned to realize the significant opportunities for our innovative technology creating increased value for our shareholders," said Doron Birger, Chairman of the Board. He added, "Homi Shamir brings a wealth of global management experience including the management of a $ 700 million global organization and a proven leadership track record that will help drive Given's future growth."

Mr. Meron, in his full-time position as Executive Vice Chairman of the Board based in Yoqneam Israel, will support and monitor the execution of the Company's annual plans, while focusing on strategic activities, advancing new products and partnerships and nurturing ongoing relations with the GI community. Over the last year, Mr. Meron has also served as interim President of our U.S. subsidiary, Given Imaging Inc., and a search is well underway to fill this important position.

"I welcome Homi to the team, and am confident in our ability to bring the Company to the next level of corporate growth by further enhancing our existing and emerging opportunities in the marketplace," said Gavriel Meron.

Mr. Shamir stated, "I look forward to working with Given's Board and talented global management team. Together, we will build on the Company's past successes and develop future opportunities to maximize shareholder value, while retaining our competitive edge and maintaining the innovative culture that Given Imaging is known for."

Prior to Eastman Kodak, Mr. Shamir held a variety of senior management positions at Scitex Corporation Ltd. (Nasdaq: SCIX) since 1993, including Chief Executive Officer and President of the Corporation and CEO of Scitex Digital Printing (which was acquired by Eastman Kodak in January 2004). He continues to serve as a member of the Scitex Board of Directors. Before joining Scitex, Mr. Shamir held senior management positions at various international companies mainly in the Asia Pacific regions. Mr. Shamir holds a Bachelor of Science from Hebrew University in Jerusalem and a Masters in Public Administration from Harvard University.

This announcement is effective as of April 9, 2006. Mr. Shamir will be based in the Company's offices in Atlanta, Georgia, recognizing the significance of Given's U.S. operations.

The Company will comment further at its next Earnings call on May 9, 2006.

About Given Imaging

Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly products for detecting gastrointestinal disorders. The company is developing a complete line of PillCam(TM) video capsules for detecting disorders of the gastrointestinal tract. The company's technology platform is the Given(R) Diagnostic System, featuring the PillCam video capsule, a disposable, miniature video camera contained in a capsule, which is ingested by the patient. The PillCam(TM) SB capsule is a naturally ingested method for direct visualization of the entire small intestine. It is currently marketed in the United States and in more than 60 other countries and has benefited more than 300,000 patients worldwide. The PillCam(TM) ESO video capsule, which provides visual examination of the esophagus, has been cleared for marketing by the FDA. Additional capsules for visualization of the stomach and colon are under development. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel; it has direct sales and marketing operations in the United States, Germany and France, and local offices in Japan, Spain and Australia. For more information, visit http://www.givenimaging.com (http://www.givenimaging.com/).


This press release contains forward-looking statements about Given Imaging, including projections about our business, our future revenues and our future profitability, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, quarterly variations in operating results, the possibility of armed conflict or civil or military unrest in Israel and other risks disclosed in our filings with the U.S. Securities Exchange Commission